SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 10-Q	☐ Form 11-K ☐ Form N-SAR	☐ Form 20-F ☐ Form N-CSR

For Period Ended: December 31, 2003

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

ACCEPTANCE INSURANCE COMPANIES INC.

Full name of registrant

NA

Former name if applicable

SUITE 1600, 300 WEST BROADWAY

Address of principal executive office (Street and number)

COUNCIL BLUFFS, IA 51503

City, state and zip code

PART II RULE

12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Acceptance Insurance Companies Inc. (the “Company”) is unable to file its Form 10-K within the prescribed time period and without unreasonable effort or expense because the Nebraska Department of Insurance (the “NEDOI”) has not completed the triennial examination for the period ended December 31, 2002 of the Company’s sole remaining insurance subsidiary. The results of this examination may have a material adverse impact on the Company’s consolidated financial statements. The Company has requested a copy of the final examination from the NEDOI. Upon receipt of this examination, the Company will evaluate the impact, if any, on its consolidated financial statements. Consequently, the Company cannot prepare its Form 10-K for the year ended December 31, 2003 until the NEDOI’s completion and the Company’s receipt and evaluation of the final triennial examination have occurred. The Company currently intends to file its Form 10-K with the Commission at that time. As of the date of this Form 12b-25, the Company does not know when the NEDOI will complete its examination.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John E. Martin	712 329 3600
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report a net loss during the year ended December 31, 2003 that will result in negative stockholders’ equity currently estimated to be at least approximately $97.4 million as of December 31, 2003. The financial statements could be materially adversely impacted by the result of the NEDOI’s final triennial examination discussed in Part III above.

ACCEPTANCE INSURANCE COMPANIES INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004	By:	/s/ JOHN E. MARTIN

John E. Martin Chief Executive Officer and President